FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Press Release:     "Syngenta receives approval for new corn technologies in Argentina"
Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:
# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contacts: Médard Schoenmaeckers Switzerland +41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, December 22, 2009

Syngenta receives approval for new corn technologies in Argentina

•	Stacked trait approval broadens offer to Argentine growers

•	Reinforces Syngenta corn offer in Argentina

Syngenta announced today that it has received cultivation approval for its genetically modified corn trait Bt11xGA21 from the Ministry of Agriculture in Argentina. Bt11xGA21 is a double-stacked corn trait combining insect resistance and herbicide tolerance in a single product. The product will be available to Argentine growers for the 2010/2011 season.

Davor Pisk, Chief Operating Officer Syngenta Seeds, said: “We are pleased to receive this approval, which underlines the ongoing support for modern agricultural technology in Argentina. Syngenta already has a strong position in corn in Argentina and this approval will further strengthen our offer in the country, while bringing growers higher value and more convenience.”

Bt11xGA21 stacked corn is approved for cultivation in the United States, Canada and since November in Brazil.

Syngenta is one of the world's leading companies with more than 24,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life.  Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com or www.growmorefromless.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	December 22, 2009	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal & Taxes